Exhibit 99.51

Volaris Reports August 2016 Traffic Results, Strong Market Demand Drives Passenger Traffic Growth of 17%

MEXICO CITY--(BUSINESS WIRE)--September 6, 2016--Volaris* (NYSE:VLRS and BMV:VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports August 2016 and year-to-date preliminary traffic results.

During August 2016 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 10.3% year over year, in response to strong demand in its domestic and international markets. Total demand, as measured in Revenue Passenger Miles (RPMs), in August 2016 increased 15.5% year over year, reaching 1.3 billion, validating the strong demand environment and traffic stimulation the Company has been observing in its markets. Volaris transported a total of 1.4 million passengers during the month, an increase of 16.6% year over year. Year-to-date, Volaris has transported over 9.8 million passengers, an increase of 26.1% year over year.

In August 2016, Volaris increased domestic and international ASMs by 8.7% and 13.8%, respectively. Network load factor for August reached 86.6%, an increase of 4.0 percentage points year over year.

During August 2016, Volaris launched one year-round international route (Austin-Guadalajara).

The following table summarizes Volaris traffic results for the month and year-to-date.

	August 2016	August 2015	Variance	Eight months ended August 2016	Eight months ended August 2015	Variance
RPMs (in millions, scheduled & charter)
Domestic	908	787	15.3%	6,600	5,301	24.5%
International	414	357	15.9%	2,867	2,282	25.7%
Total	1,322	1,144	15.5%	9,467	7,583	24.8%
ASMs (in millions, scheduled & charter)
Domestic	1,041	958	8.7%	7,613	6,412	18.7%
International	485	426	13.8%	3,312	2,764	19.8%
Total	1,526	1,384	10.3%	10,925	9,176	19.1%
Load Factor (in %, scheduled)
Domestic	87.2%	82.2%	5.0 pp	86.7%	82.7%	4.0 pp
International	85.4%	83.6%	1.8 pp	86.6%	82.4%	4.2 pp
Total	86.6%	82.6%	4.0 pp	86.7%	82.6%	4.1 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,083	928	16.7%	7,893	6,274	25.8%
International	287	247	16.6%	1,992	1,564	27.4%
Total	1,370	1,175	16.6%	9,885	7,838	26.1%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 154 and its fleet from four to 63 aircraft. Volaris offers more than 302 daily flight segments on routes that connect 40 cities in Mexico and 24 cities in the United States and Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com

Volaris filed its annual report under the Form 20-F for the fiscal year ended December 31, 2015 with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2016. A copy of the report can be accessed by visiting the SEC’s website at www.sec.gov and is also available at the website www.ir.volaris.com. Shareholders may request a hard copy of the audited financial statements included in such report free of charge by contacting Volaris Investor Relations at the email address specified below.

CONTACT:
Volaris
Investor Relations:
Andrés Pliego & Diana Martínez, +52 55 5261 6444
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net